Former US Senator and Secretary of Defense William S. Cohen releases report on independent investigation into EPA actions at Alaska’s Pebble Project

October 6, 2015, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that former US Senator and Secretary of Defense William S. Cohen today released the report of his investigation into the US Environmental Protection Agency’s (“EPA”) actions with respect to Alaska’s Pebble Project, and the agency’s efforts to issue the first-ever ‘pre-emptive’ veto in the 43-year history of the Clean Water Act.

Entitled, ‘Report of an Independent Review of the United States Environmental Protection Agency’s Actions in Connection With Its Evaluation of Potential Mining In Alaska’s Bristol Bay Watershed,’ the report was commissioned by the Pebble Limited Partnership (“Pebble Partnership” or “PLP”) and prepared by a team of independent investigators employed by The Cohen Group and law firm DLA Piper over a period of approximately one year. The Cohen investigation team reviewed thousands of EPA documents secured through Freedom of Information Act (“FOIA”) requests, and interviewed some 60 individuals involved with the EPA or its controversial review of the Pebble Project.

Cohen states: “The decision about whether to build a mine in this area, as well as the process used to make such a decision, is very important to Alaska’s environment, economy, people, fish and wildlife. It requires regulatory authority to be exercised in the fairest way possible. After a very thorough review, I do not believe EPA used the fairest and most appropriate process.”

The Cohen report raises a series of concerns about potential EPA misconduct, including: that EPA may have pre-determined the outcome of its review before conducting the Bristol Bay Watershed Assessment; and, that EPA officials may have had inappropriately close relationships with environmental activists. Cohen urges US Congress and the independent Office of the EPA Inspector General to use their respective subpoena powers to look further into the myriad issues of EPA misconduct catalogued in his report.

Cohen concludes by encouraging US lawmakers to consider taking action to ensure that all major development projects in the US, including Pebble, are evaluated through the National Environmental Policy Act (“NEPA”) permitting process. “As we look to the future, I urge policymakers to consider requiring the use of the Permit/NEPA Process. This process, which entails compliance with NEPA and other regulatory requirements, an environmental impact statement (“EIS”), and input from the EPA, other relevant agencies, and the State of Alaska, will supply the gaps in information which the BBWA left outstanding. This decision is too important to be made with anything less than the best and most comprehensive information available.”

An Executive Summary of the 346-page Cohen report (with attachments) can be viewed at http://files.cohengroup.net/Final/Final-Executive-Summary.pdf . To access the complete report, visit http://files.cohengroup.net/Final/Final-Report-with-Appendices-compressed.pdf .

In addition to the Cohen investigation, EPA actions at Pebble are being scrutinized by the EPA Inspector General and several Congressional committees. Last fall, a federal court judge in Alaska approved the Pebble Partnership’s motion for a Preliminary Injunction that forbids EPA from taking any further steps to advance its proposed veto pending the outcome of litigation alleging that the federal agency violated the Federal Advisory Committee Act.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Marchand Snyman
Chief Financial Officer

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.